
STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
265-0893
ede.ab.ca



March 31, 2003

03050153



SUPPL

Securities and Exchange Commission
Office of International Corp. Finance
450 – 5th Street S.W. (3094)
Washington, D.C. 20549

Dear Sir or Madam:

RE: Corporation No. 82-3605

Enclosed please find duplicate copies of information we are required to file under Rule 12g3-2(b).

Yours truly,

STAMPEDE OILS INC.

Pam de Bruycker

/pdb
Encl.

e.s.corp.sec.jan01

PROCESSED
APR 24 2003
THOMSON FINANCIAL

4/22



82-3605

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

March 19, 2003

TO THE SHAREHOLDERS:

Stampede wishes to apologize to its shareholders for the delay in the preparation and sending out of this letter. Unfortunately, as a result of the current legal action set out in the January 24th News Release and in more detail below, the Company was required to take action on a priority basis to ensure that the providing of necessary information to the Company's solicitors was accurate and timely. With regard to this legal action, the Company won a very critical decision during the latter part of February. The result is that the sole principal of the shareholder referred to below, will be subjected to an Examination for Discovery during the week of March 24, 2003. A Hearing regarding this wrongful legal action is now scheduled for mid-April. Stampede is very confident that this action will be dismissed.

The above-mentioned significant shareholder of Stampede Oils Inc., holding a minimum 2.5 million registered common voting shares and its principal, has filed, wrongfully, a legal action against the Company. This action is related to a certain loan and related interest charges, the amounts of which are questionable. The Company is definitely not in any default position related to the purported loan. This action is considered to be inappropriate, improper and without basis of fact and many aspects of the loan are considered to be at the very least, of a usurious nature.

In an attempt to avoid this unwarranted action, a representative of the Company went down and met with this shareholder's principal, Mr. Mancheski, in Las Vegas over the weekend of January 25, 2003. Over 13 hours of ongoing discussions were held on a Without Prejudice basis, in a seemingly friendly and conciliatory vein in an attempt to resolve any problems Knox/Mancheski may have had. Though the results at the time appeared very favourable, the subsequent response from the Knox solicitors amounted to an attempted major asset grab in seven different categories. The Company's position is that it was originally forced to cede to substantial asset demands to Knox/Mancheski and this most recent one was not warranted, nor tolerable.

Stampede has been advised that it has a very strong defense in this matter and will defend against this wrongful action with extreme vigour. The Company will initiate a counter action against this shareholder for maximum damages.

With regard to this current legal action initiated by the significant shareholder of the Company, the Company considers that it is important for all shareholders of Stampede to know the identity of this shareholder. The major shareholder is Knox, LLC registered in Nevada, USA and controlled by Frederick J. Mancheski, its sole member. This individual resides in both New Haven, Connecticut at 10 Old Farm Road and Las Vegas, Nevada at 1060 Vegas Valley Drive. Knox/Mancheski is reputed to control resources worth in excess of $500 million (U.S.).

As this shareholder and its principal are a major shareholder of Stampede, damages to be sought by Stampede for this malicious prosecution by way of collateral action, will be substantial. The Company has been advised that as this shareholder has had a unique past corporate association with the Company, there is a probable basis for a related strong shareholder class action suit against Knox/Mancheski.

Approximately two-years ago, out of necessity, the Company and an associate company were obligated to assign 100% of their equity in Panda Petroleums Ltd. (Panda) to this shareholder in order to partially satisfy demands by Mancheski, related to the subject loan arrangement. It now appears that, as the potential of the Turner Valley project is finally becoming apparent, this shareholder is attempting to acquire additional interests over and above those held by Panda in the overall Turner Valley play. This is considered to be part of the motivation for this wrongful legal action. To support this contention, the Company has been advised that Knox/Mancheski is currently involved in negotiations to acquire additional interest in the recently completed Impact 6-8-22-3W5 gas well in the Turner Valley North area from another working interest partner.

Stampede considers that the ultimate objective of this Knox/Mancheski action is apparently aimed towards gaining control of Stampede's Turner Valley project assets. Along with the legal action there has been simultaneously, a very serious disinformation campaign regarding the Company's Turner Valley asset value and potential, along with a concerted amount of significant downward pressure on the market value of the Company's shares by very apparent select brokerage firm dumping. Stampede is taking steps to have these sellers identified by the appropriate regulatory agency to determine any tie-in to Knox/Mancheski.

With regard to the Internet access for discrediting the Company, readers of and participants to a certain related bullboard website may have noted that a major contributor to that board for a period of approximately 1.5 years, suddenly disappeared last October. This individual, who was a very active and excessively harmful basher using several names, has been identified by the Company as has the large financial investment firm where he is employed. Stampede and a partner have initiated procedures necessary for the commencement of legal action for substantial damages.

The Company and its management do not have a problem with being the recipients of objective and fair criticism, but when it comes to the spreading of deliberate erroneous facts and outrageous slander and libel, the Company is left with no choice but to activate an Internet tracing process, which has been found to be very effective. As most shareholders will realize, to let this type of misinformation persist, can be very damaging to the Company over the long run and hence damaging to its shareholders. Stampede has initiated identification traces on two current website bashers. Shareholders will be kept updated on the progress of these traces.

The above combined efforts to undermine and discredit the Company are basically an attempt to destabilize it, along with its directors and shareholders. The blatant and apparent contrived downward pressure on the Company's market share value is particularly very harmful. However, with the awareness of most shareholders to the above, and with their continuing active positive support, Stampede will not have any problem prevailing.

With regard to Internet activities, Stampede hereby extends an invitation to any and all dissident participants to phone the Company and leave a return phone number whereby someone can respond to discuss any legitimate concerns.

As Stampede shareholders should be aware, Stampede has significant interests in four completed major gas wells and one (indicated) major oil well. Production revenue from these initial discoveries should commence and/or escalate significantly this year.

GAS WELLS	COMPANY INTEREST	NET PAY THICKNESS	TOTAL RECOVERABLE RESERVES/ SPACINGUNIT
*Fortune et al Hartell 4-13-19-2 W5M	21.25% - 5.3125%	172 ft	36.0 BCF
**Anadarko 10-16-21-3 W5M	7.45%	100 ft (est.)	30.0 BCF
*Imperial 8-21-21-3 W5M	5.56 % - 18.6%	44 ft	9.7 BCF
*Impact 6-8-22-3 W5M	1.0628 % CWI 3.6596 % WI	67 ft	28.5 BCF

OIL WELL	COMPANY INTEREST	NET PAY THICKNESS	TOTAL RECOVERABLE RESERVES/ SPACING UNIT
**Stampede Turner Valley 2-34-20-3 W5M	24.86%	80 ft	4 million bbls (Proven) Min. 50 million bbls (Probable)

*Independent Evaluation
** In-House Determination

The successful drilling and completion of the above wells endorses Stampede's exploration interpretation in the overall Turner Valley project area.

STAMPEDE TURNER VALLEY 2-34-20-3 W5M / CURRENT STATUS

In mid-December the Company had to retrieve the second downhole pump from the well after a pull rod broke as a result of acid sludge pack-off. Prior to a new pump being placed in the hole a swabbing operation was conducted to expedite the recovery of remaining load fluid and sludge from the reservoir. On December 21, 2002, the third day of swabbing, the oil recovery content increased in a 3.5 hour period from **2% to 80%** with a corresponding increase in solution gas and casing pressure. The amount of solution gas at this time was increasing significantly, resulting in a concern for H_2S embrittlement affecting the swab line. The operation was terminated as the oil recovery results were considered conclusive and very successful. The last swabs had recovered 42° API gravity oil at a recovery rate in excess of 150 barrels per day. A considerable amount of calcium chloride ($CaCl_3$) plus acid sludge material accompanied the oil recovery. The new downhole pump was installed in the well the following day.

To date, separator test production operation results for the 2-34 oil well have not been compatible, in several ways, with the very positive results of the swab operation discussed above. The Company is now aware of certain indicated potential errors related to the separator test operations that clarify the questionable oil/water production figures reported to the EUB for this well. Stampede will elaborate on this situation in a subsequent shareholder letter.

In order to address this production related problem as soon as possible, the Company has met with its consulting engineers. It is hoped that the planned operation to remedy this problem will commence prior to the end of March.

The very positive swab operation results, coupled with the most recently noted tubing head pump flow pressures, indicate that the 2-34 well should ultimately produce as originally forecast.

The Company is currently involved in discussions with four other companies regarding their possible participation in a test operation for a currently suspended Stampede well in the Turner Valley area. This well has 67 metres (220 feet) of net reservoir. Should this test operation confirm the gas-bearing interpretation, the lateral extent of the related gas pool would be considerable. This test operation is expected to commence in the very near future. Stampede's current interest in this suspended well is 28%.

Oil and gas revenues for this year are expected to be considerable related to the above noted four gas wells, along with the Stampede 2-34 oil well. As the company has a good defense to the current malicious action against it, as discussed earlier, the possibility of being successful in a claim for a substantial damage amount could be very likely.

To complement initial revenues to finally be generated this year, Stampede plans to conduct a limited "Rights Offering", subject to final approval by the Board of Directors, the TSX Venture Exchange, and of course the ongoing market value of Stampede shares. The Rights Offering will probably be done on a basis of one (1) Right for every ten (10) Common Voting Shares held. The intent is to provide all shareholders with an opportunity to participate directly in the financing of the ongoing development of the Turner Valley project and to be able to share correspondingly in the escalation of the Company's developing oil and gas reserves value.

As stated earlier, there is not any basis in fact for the subject legal action and the Company is considered to be in a strong defensible position together with good cause to seek successfully, significant damages. This year is expected to be very positive and eventful. Your continuing support for the Company's activities is greatly appreciated.

82-3605


STAMPEDE OILS INC.

1700, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7
Telephone: (403) 265-6166
Fax: (403) 265-0893
www.stampede.ab.ca

March 19, 2003

TO THE SHAREHOLDERS:

Stampede wishes to apologize to its shareholders for the delay in the preparation and sending out of this letter. Unfortunately, as a result of the current legal action set out in the January 24th News Release and in more detail below, the Company was required to take action on a priority basis to ensure that the providing of necessary information to the Company's solicitors was accurate and timely. With regard to this legal action, the Company won a very critical decision during the latter part of February. The result is that the sole principal of the shareholder referred to below, will be subjected to an Examination for Discovery during the week of March 24, 2003. A Hearing regarding this wrongful legal action is now scheduled for mid-April. Stampede is very confident that this action will be dismissed.

The above-mentioned significant shareholder of Stampede Oils Inc., holding a minimum 2.5 million registered common voting shares and its principal, has filed, wrongfully, a legal action against the Company. This action is related to a certain loan and related interest charges, the amounts of which are questionable. The Company is definitely not in any default position related to the purported loan. This action is considered to be inappropriate, improper and without basis of fact and many aspects of the loan are considered to be at the very least, of a usurious nature.

In an attempt to avoid this unwarranted action, a representative of the Company went down and met with this shareholder's principal, Mr. Mancheski, in Las Vegas over the weekend of January 25, 2003. Over 13 hours of ongoing discussions were held on a Without Prejudice basis, in a seemingly friendly and conciliatory vein in an attempt to resolve any problems Knox/Mancheski may have had. Though the results at the time appeared very favourable, the subsequent response from the Knox solicitors amounted to an attempted major asset grab in seven different categories. The Company's position is that it was originally forced to cede to substantial asset demands to Knox/Mancheski and this most recent one was not warranted, nor tolerable.

Stampede has been advised that it has a very strong defense in this matter and will defend against this wrongful action with extreme vigour. The Company will initiate a counter action against this shareholder for maximum damages.

With regard to this current legal action initiated by the significant shareholder of the Company, the Company considers that it is important for all shareholders of Stampede to know the identity of this shareholder. The major shareholder is Knox, LLC registered in Nevada, USA and controlled by Frederick J. Mancheski, its sole member. This individual resides in both New Haven, Connecticut at 10 Old Farm Road and Las Vegas, Nevada at 1060 Vegas Valley Drive. Knox/Mancheski is reputed to control resources worth in excess of $500 million (U.S.).

As this shareholder and its principal are a major shareholder of Stampede, damages to be sought by Stampede for this malicious prosecution by way of collateral action, will be substantial. The Company has been advised that as this shareholder has had a unique past corporate association with the Company, there is a probable basis for a related strong shareholder class action suit against Knox/Mancheski.

Approximately two-years ago, out of necessity, the Company and an associate company were obligated to assign 100% of their equity in Panda Petroleums Ltd. (Panda) to this shareholder in order to partially satisfy demands by Mancheski, related to the subject loan arrangement. It now appears that, as the potential of the Turner Valley project is finally becoming apparent, this shareholder is attempting to acquire additional interests over and above those held by Panda in the overall Turner Valley play. This is considered to be part of the motivation for this wrongful legal action. To support this contention, the Company has been advised that Knox/Mancheski is currently involved in negotiations to acquire additional interest in the recently completed Impact 6-8-22-3W5 gas well in the Turner Valley North area from another working interest partner.

Stampede considers that the ultimate objective of this Knox/Mancheski action is apparently aimed towards gaining control of Stampede's Turner Valley project assets. Along with the legal action there has been simultaneously, a very serious disinformation campaign regarding the Company's Turner Valley asset value and potential, along with a concerted amount of significant downward pressure on the market value of the Company's shares by very apparent select brokerage firm dumping. Stampede is taking steps to have these sellers identified by the appropriate regulatory agency to determine any tie-in to Knox/Mancheski.

With regard to the Internet access for discrediting the Company, readers of and participants to a certain related bullboard website may have noted that a major contributor to that board for a period of approximately 1.5 years, suddenly disappeared last October. This individual, who was a very active and excessively harmful basher using several names, has been identified by the Company as has the large financial investment firm where he is employed. Stampede and a partner have initiated procedures necessary for the commencement of legal action for substantial damages.

The Company and its management do not have a problem with being the recipients of objective and fair criticism, but when it comes to the spreading of deliberate erroneous facts and outrageous slander and libel, the Company is left with no choice but to activate an Internet tracing process, which has been found to be very effective. As most shareholders will realize, to let this type of misinformation persist, can be very damaging to the Company over the long run and hence damaging to its shareholders. Stampede has initiated identification traces on two current website bashers. Shareholders will be kept updated on the progress of these traces.

The above combined efforts to undermine and discredit the Company are basically an attempt to destabilize it, along with its directors and shareholders. The blatant and apparent contrived downward pressure on the Company's market share value is particularly very harmful. However, with the awareness of most shareholders to the above, and with their continuing active positive support, Stampede will not have any problem prevailing.

With regard to Internet activities, Stampede hereby extends an invitation to any and all dissident participants to phone the Company and leave a return phone number whereby someone can respond to discuss any legitimate concerns.

As Stampede shareholders should be aware, Stampede has significant interests in four completed major gas wells and one (indicated) major oil well. Production revenue from these initial discoveries should commence and/or escalate significantly this year.

GAS WELLS	COMPANY INTEREST	NET PAY THICKNESS	TOTAL RECOVERABLE RESERVES/ SPACINGUNIT
*Fortune et al Hartell 4-13-19-2 W5M	21.25% - 5.3125%	172 ft	36.0 BCF
**Anadarko 10-16-21-3 W5M	7.45%	100 ft (est.)	30.0 BCF
*Imperial 8-21-21-3 W5M	5.56 % - 18.6%	44 ft	9.7 BCF
*Impact 6-8-22-3 W5M	1.0628 % CWI 3.6596 % WI	67 ft	28.5 BCF

OIL WELL	COMPANY INTEREST	NET PAY THICKNESS	TOTAL RECOVERABLE RESERVES/ SPACING UNIT
**Stampede Turner Valley 2-34-20-3 W5M	24.86%	80 ft	4 million bbls (Proven) Min. 50 million bbls (Probable)

***Independent Evaluation**
**** In-House Determination**

The successful drilling and completion of the above wells endorses Stampede's exploration interpretation in the overall Turner Valley project area.

STAMPEDE TURNER VALLEY 2-34-20-3 W5M / CURRENT STATUS

In mid-December the Company had to retrieve the second downhole pump from the well after a pull rod broke as a result of acid sludge pack-off. Prior to a new pump being placed in the hole a swabbing operation was conducted to expedite the recovery of remaining load fluid and sludge from the reservoir. On December 21, 2002, the third day of swabbing, the oil recovery content increased in a 3.5 hour period from **2% to 80%** with a corresponding increase in solution gas and casing pressure. The amount of solution gas at this time was increasing significantly, resulting in a concern for H_2S embrittlement affecting the swab line. The operation was terminated as the oil recovery results were considered conclusive and very successful. The last swabs had recovered 42° API gravity oil at a recovery rate in excess of 150 barrels per day. A considerable amount of calcium chloride ($CaCl_3$) plus acid sludge material accompanied the oil recovery. The new downhole pump was installed in the well the following day.

To date, separator test production operation results for the 2-34 oil well have not been compatible, in several ways, with the very positive results of the swab operation discussed above. The Company is now aware of certain indicated potential errors related to the separator test operations that clarify the questionable oil/water production figures reported to the EUB for this well. Stampede will elaborate on this situation in a subsequent shareholder letter.

In order to address this production related problem as soon as possible, the Company has met with its consulting engineers. It is hoped that the planned operation to remedy this problem will commence prior to the end of March.

The very positive swab operation results, coupled with the most recently noted tubing head pump flow pressures, indicate that the 2-34 well should ultimately produce as originally forecast.

The Company is currently involved in discussions with four other companies regarding their possible participation in a test operation for a currently suspended Stampede well in the Turner Valley area. This well has 67 metres (220 feet) of net reservoir. Should this test operation confirm the gas-bearing interpretation, the lateral extent of the related gas pool would be considerable. This test operation is expected to commence in the very near future. Stampede's current interest in this suspended well is 28%.

Oil and gas revenues for this year are expected to be considerable related to the above noted four gas wells, along with the Stampede 2-34 oil well. As the company has a good defense to the current malicious action against it, as discussed earlier, the possibility of being successful in a claim for a substantial damage amount could be very likely.

To complement initial revenues to finally be generated this year, Stampede plans to conduct a limited "Rights Offering", subject to final approval by the Board of Directors, the TSX Venture Exchange, and of course the ongoing market value of Stampede shares. The Rights Offering will probably be done on a basis of one (1) Right for every ten (10) Common Voting Shares held. The intent is to provide all shareholders with an opportunity to participate directly in the financing of the ongoing development of the Turner Valley project and to be able to share correspondingly in the escalation of the Company's developing oil and gas reserves value.

As stated earlier, there is not any basis in fact for the subject legal action and the Company is considered to be in a strong defensible position together with good cause to seek successfully, significant damages. This year is expected to be very positive and eventful. Your continuing support for the Company's activities is greatly appreciated.